FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) on Form 6-K as Exhibit 99.1 is a copy of the press release of Performance Shipping Inc. (the “Company”) dated June 29, 2026, titled “Performance Shipping Inc. Announces Approval of Amendments Making its Bonds Senior Unsecured.” Attached to this Report as Exhibit 99.2 is a copy of the Summons for a Written Resolution (incorporated by reference to Exhibit 99.1 of Form CB, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2026.

The information contained in this Report on Form 6-K, excluding the statement in Exhibit 99.1 attributed to the Company’s Chief Executive Officer, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the SEC with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333- 295541), filed with the SEC with an effective date of May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: June 29, 2026	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer